Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 7, 2017

New Gold ETF Launches
CNBC
Monday, 30 Jan 2017 | 6:51 AM ET
George Milling-Stanley, State Street Global, and Joe Cavatoni, World Gold Council, talk about a new ETF that is the first in the U.S. to be backed entirely by physical gold.
JOE CAVATONI: What we’re bringing today is GLDW. We’re leveraging the operating platform that we use for GLD. So, you’re correct in saying it’s backed physically by bars of gold. We overlay a currency head strategy, through a gold delivery agreement that allows the investor to receive the benefits of a strong dollar environment. Every day, that gold delivery agreement settles, net and bar form. So, there’s nothing other than gold bars backing the product, and you’re going to get the benefits of owning gold, and owning gold in a strong dollar environment.
FEMALE HOST 1: What’s the difference between doing this, versus buying GLD and buying dollar? Or in your portfolio overall, aren’t you sort of hedged against this as well, because you have other assets, like equities, that will theoretically rise, in a rising dollar environment.
GEORGE MILLING-STANLEY: Yes, I think a rising dollar environment had been a disincentive to some investors to buy into gold. And what GLDW does is to take the dollar exposure out of that essentially. Effectively a US investor buying GLD is shorting the dollar. GLDW takes that out of the equation, so it kind of removes the FX element, if you like.
JOE CAVATONI: What we’d say to investors, and increasingly we’re hearing investors saying, is that their allocation to gold is being considered very seriously and increasing. It’s becoming mainstream. So, what we’re asking them to do is to take a look at gold as it relates to their overall portfolio, but also, now that we have a product that will benefit in a strong dollar environment, look at both products, GLD and GLDW together, and see how they will perform in the portfolio over time.
FEMALE HOST 1: Would you say that GLD is more of a hedge within a portfolio, as opposed to GLDW? Because GLDW would move I think, more closely with your other assets in your portfolio. Whereas GLD might have more of an inverse relationship.
GEORGE MILLING-STANLEY: I think it would be fair to say, that it’s actually the reverse. GLDW is marginal, but over the long-term, GLDW tends to be a better hedge, a better diversifier, if you like, against other assets in the portfolio than GLD. But, it’s a very, very close run thing.

FEMALE HOST 2: What are we seeing in terms of the demand for gold? It’s interesting because just in the past few weeks, we’ve really seen a rally. So, what do you anticipate in terms of investor demand? Especially as we enter a time where there may be some questions about where we go. Volatility.
GEORGE MILLING-STANLEY: I think as far as 2017 is concerned, if there is a certainty, it’s probably uncertainty across all financial markets. And gold tends to thrive in that kind of an environment. Immediately post-election, there was a dip in gold. Everybody was expecting President Trump to be very inflationary, and to force the FLMC to abandon the gradual normalization of rates that it was planning on. I think that that’s kind of going away at this point. People are just basically uncertain, and that’s why we’ve seen a good recovery in gold. And why we’d expect to see that continue through the year.
MALE 1: Can I ask why the long dollar element to it? Was this just to get more optionality if someone — because a lot of time when people buy gold, partly it’s because of concerns about the basements of currencies. Was this meant to give more portfolio options, so you don’t have to decompartmentalize through these trades a long dollar and a long gold?
JOE CAVATONI: Yes. I think that’s right. I think ultimately what we want to make sure the clients are understanding, in market stress, in times of concern around where to put your assets, we see that clients are flocking to safe-haven assets. They include the dollar, they include gold. So, the effect over the last three years, in particular in a weakening environment of the European and global currencies, the dollar’s strengthened, and it’s actually offset the benefits of owning gold. So, what we really want to give the people are the choices through pure gold, GLD, and GLD with the benefit of a strong dollar environment. So, basically allowing better portfolio decisions.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.